Exhibit 99.1

Acergy S.A. Announces Third Quarter Results

London, England – October 14, 2009 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY), announced today results for the third quarter which ended on August 31, 2009.

Highlights

•	Revenue from continuing operations was $558 million (Q3 2008: $639 million)

•	Adjusted EBITDA(a) margin from continuing operations was 19.7% (Q3 2008: 25.4%)

•	Income from continuing operations was $65 million (Q3 2008: $101 million)

•	Strong cash and cash equivalents position of $807 million driven by good operational cashflow

•	New major contract awards:

•	$260 million four-year contract from Petrobras for use of the Polar Queen

•	$110 million contract offshore Angola for Total and BP

•	SapuraAcergy Joint Venture awarded $170 million contract offshore Australia by Apache, post quarter end

Jean Cahuzac, Chief Executive Officer, said:

“These results reflect Acergy’s ability to translate excellent operational performance and strong client relationships into a good Group margin. They demonstrate good execution of projects that were awarded in previous years when business conditions were more favourable.

We expect revenue for 2009 to be in line with guidance although we now expect to outperform on adjusted EBITDA margin, albeit below 2008 levels.

The underlying market fundamentals remain unchanged and at present challenging conditions prevail in the SURF market. However, the recently improved visibility for conventional work in West Africa continues and we expect clients to sanction additional projects.

While I continue to be cautious in the short-term for the SURF market, I remain confident that Acergy is well positioned to manage through the uncertainties of the present market cycle and to capture the expected medium-term upside.”

Financial Summary

	Three Months Ended		Nine Months Ended
In $ millions, except share and per share data	Aug.31.09 Unaudited	Aug.31.08 Unaudited	Aug.31.09 Unaudited	Aug.31.08 Unaudited
Revenue from continuing operations	558.3	639.2	1,586.9	1,954.5
Gross profit	115.9	185.6	358.3	503.3
Net operating income from continuing operations	76.9	134.5	229.2	358.1
Income before taxes from continuing operations	95.5	144.0	242.2	356.6
Taxation	(30.8)	(42.8)	(62.4)	(116.8)
Income from continuing operations	64.7	101.2	179.8	239.8
Net income/(loss) from discontinued operations	2.0	11.7	4.8	(24.0)
Net income – total operations	66.7	112.9	184.6	215.8
Per share data (Diluted)
Earnings per share - continuing operations	0.29	0.52	0.89	1.25
Earnings/(loss) per share - discontinued operations	0.01	0.06	0.03	(0.11)
Earnings per share – total operations	0.30	0.58	0.92	1.14
Weighted average number of Common Shares and Common Share equivalents outstanding (m)	183.9	205.9	183.7	208.6

Operating Review

Acergy Northern Europe and Canada – Revenue from continuing operations for the third quarter was $216.6 million (Q3 2008: $278.7 million) reflecting lower activity levels, as anticipated, in an ongoing challenging market environment. Good operational progress was made on Ormen Lange, Dong Nini, Gjoa, Morvin and Deep Panuke, of which the latter remained in early stages. Net operating income from continuing operations for the quarter was $34.1 million (Q3 2008: $88.3 million), reflecting lower activity levels due to current market conditions despite good operational performance across the project portfolio in this segment. The Marathon Volund Project successfully completed offshore operations and commercial settlement negotiations continue.

Acergy Asia and Middle East – Revenue from continuing operations for the third quarter was $43.2 million (Q3 2008: $48.5 million) reflecting good progress on projects, including Bluewater Al Sheehan, BHP Pyrenees and the Pluto Project, which remained in early stages. Net operating loss from continuing operations was $0.1 million (Q3 2008: net operating income of $6.8 million) due to the one-off cost associated with the dry-docking of the Toisa Proteus relating to hull cleaning. This was partly offset by good project performance on the Pluto Project and completion of the Bluewater Al Sheehan and Van Gogh Projects. The SapuraAcergy Joint Venture delivered a positive contribution during the quarter.

Acergy Africa and Mediterranean – Revenue from continuing operations for the third quarter was $243.7 million (Q3 2008: $233.4 million) reflecting good progress on a number of projects, including EPC4A, Block 15, PazFlor and Angola LNG and a good contribution from Sonamet in the quarter. A number of major projects in this segment remain in early stages. Net operating income from continuing operations for the quarter was $27.2 million (Q3 2008: $20.7 million) reflecting good project performance across the project portfolio, including Block 15, EPC4A, PazFlor and Sonamet.

Acergy North America and Mexico – Revenue from continuing operations for the third quarter was $13.3 million (Q3 2008: $1.1 million) reflecting the contribution from the offshore installation phase of the Perdido Project. Net operating income from continuing operations for the quarter was $4.1 million (Q3 2008: $0.3 million) primarily due to good progress on the cross-regional Frade Project and the Perdido Project which both completed offshore operations during the quarter.

Acergy South America – Revenue from continuing operations for the third quarter was $39.3 million (Q3 2008: $77.3 million) reflecting anticipated lower activity levels partly offset by the three ships on long-term service agreements to Petrobras, which achieved full utilisation during the quarter and the contribution from the Frade Project, which completed its offshore phase. Net operating income from continuing operations for the quarter was $6.5 million (Q3 2008: net operating loss of $3.5 million) arising from good performance on all activities.

Discontinued operations

Net income from discontinued operations for the third quarter was $2.0 million (Q3 2008: $11.7 million) due to the small positive contribution from the Mexilhao Trunkline Project.

Asset Development

The Sonamet Joint Venture remained fully consolidated for the quarter although it continues to be classified as Assets held for sale on the balance sheet at the quarter end. After the completion of the sale and transfer of shares the business will be deconsolidated from Acergy’s financials and its future results will be reported as share of results of associates and joint ventures.

Financial Review

Revenue from continuing operations for the third quarter was $558 million (Q3 2008: $639 million) primarily reflecting lower activity levels in the North Sea and Brazil, as anticipated, partly offset by good activity levels in West Africa and Asia Pacific.

Gross profit was $116 million (Q3 2008: $186 million) reflecting lower activity levels and the current portfolio mix with fewer major deepwater projects in installation phase or completed during the quarter, compared to 2008. This was partially offset by good project execution. Vessel utilisation during the quarter remained good.

Administrative expenses were $56 million (Q3 2008: $64 million) reflecting favourable exchange rate movements and the effect of cost reduction initiatives.

Acergy’s share of results of associates and joint ventures was $17 million (Q3 2008: $13 million) reflecting positive contributions from NKT Flexibles, Seaway Heavy Lifting and SapuraAcergy.

The Adjusted EBITDA margin from continuing operations for the three months was 19.7% (Q3 2008: 25.4%). The Adjusted EBITDA margin from total operations for the three months was 19.3% (Q3 2008: 24.2%).

Other gains were $25 million (Q3 2008: $14 million) reflecting the effect of foreign exchange translation primarily on short-term inter-company and cash balances.

Income before taxes from continuing operations for the third quarter was $96 million (Q3 2008: $144 million) reflecting anticipated lower activity levels in the North Sea and Brazil, partly offset by good operational performance and a good contribution from associates and joint ventures.

Taxation for the quarter was $31 million (Q3 2008: $43 million) reflecting an effective tax rate for the quarter of 32% (Q3 2008: 30%) reflecting the current geographical portfolio mix. The underlying effective tax rate for fiscal year 2009 for the Group is approximately 35%.

Income from continuing operations for the third quarter was $65 million (Q3 2008: $101 million). Net income from total operations for the third quarter was $67 million (Q3 2008: $113 million).

The cash and cash equivalents position at the quarter end increased to $807 million (Q2 2009: $696 million) due to strong operational cash generation. Deferred revenue, at the quarter end stood at $320 million (Q2 2009: $264 million).

At quarter end, Acergy S.A. held directly 11,003,758 treasury shares representing 5.64% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares. Total shares in issue were 194,953,972, including treasury shares.

Backlog

Backlog for continuing operations as at August 31, 2009 was approximately $2.6 billion, of which $0.6 billion is expected to be executed in the remainder of fiscal year 2009. This backlog figure does not include the backlog relating to associates and joint ventures.

In $ millions as at:	Aug.31.09	May.31.09	Aug.31.08
Backlog (1)	2,628	2,415	3,038
Pre-Backlog (2)	42	99	176
(1)	Backlog excludes amounts related to discontinued operations as of Aug.31.09: $72 million, May.31.09: $77 million, Aug.31.08: $243 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Trading Outlook

The underlying market fundamentals remain unchanged and the business environment in which we operate remains challenging. Macro economic concerns have resulted in clients continuing to delay the award of large SURF projects and short-term visibility on this market remains poor.

We continue to see progress in the conventional market in West Africa and expect further market awards in the coming quarters.

Based on our current view we expect revenue from continuing operations for fiscal year 2009 to be in line with previous guidance. Subject to the successful outcome of a number of commercial negotiations in the final quarter of fiscal year 2009, we expect to achieve an Adjusted EBITDA margin from continuing operations, above previous guidance, although below the outturn for fiscal year 2008.

While we continue to build backlog for execution in 2010 and beyond, we expect that fiscal year 2010 will see lower revenue and particularly, lower margins due to keener competition for recent and new tenders and the resultant pricing pressures.

The medium-term market fundamentals remain strong driven by increasing field depletion, the need to access new reserves and replenish production. We remain confident that our skills and strengths meet our clients’ strategic needs, particularly in the development of hydrocarbon discoveries secured in challenging acreage. We are well placed, both financially and operationally, to capitalise on asset opportunities should they emerge and to exploit new growth areas when our markets return to growth.

2009 Pre-Close Trading Update

Acergy S.A. intends to publish its Pre-Close Trading Update for fiscal year 2009 on November 25, 2009.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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(a) Adjusted EBITDA: The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as adopted for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity. The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release. This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry. Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the awarded contracts, our anticipated performance for fiscal year 2009, the underlying market fundamentals, the anticipated conditions of the SURF market in 2010, our expectation of the approval of additional projects in West Africa, our ability to manage our business through this market cycle, the expected reduction of our shareholdings in two Angolan joint ventures and the expected timing and impact thereof, expectations regarding our backlog and pre-backlog, the expected timing of publishing our pre-close trading update and statements contained in the “Trading Outlook” section, including the expected awards in and our continued focus on the conventional market in West Africa, the expected activity levels, market conditions and their impact on our margin in 2010, the strength of the medium-term market fundamentals, our ability to capitalise on asset opportunities, our ability to exploit new growth areas, and statements as to management’s confidence of our ability to meet our clients’ strategic needs and to capture opportunities when the markets return to growth. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Conference Call Information		Replay Facility Details
Lines will open 30 minutes prior to conference call.		A replay facility will be available for the following period:

Date: Wednesday October 14, 2009		Date: Wednesday October 14, 2009
Time: 3.00pm UK Time		Time: 4.30pm UK Time

Conference Dial In Numbers:		Date: Tuesday October 20, 2009
UK	: 0800 694 0257	Time: 4.30pm UK Time
USA	: 1 866 966 9439
France	: 0805 632056	Conference Replay Dial In Number:
Norway	: 800 19414
Netherlands	: 0800 023 5091	International Dial In: +44 (0) 1452 550 000
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Passcode : 33094402#
International Dial In	: +44 (0) 1452 555 566

Passcode : 33094402

Alternatively, a live webcast and a playback facility will be available on our website www.acergy-group.com

Contacts:

Karen Menzel

Acergy S.A.

+44 (0)20 8210 5568

karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

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- Tables Follow -

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended		Nine Months Ended
	Aug 31, 2009 Unaudited	Aug 31, 2008 Unaudited	Aug 31, 2009 Unaudited	Aug 31, 2008 Unaudited

Revenue from continuing operations	558.3	639.2	1,586.9	1,954.5
Operating expenses	(442.4)	(453.6)	(1,228.6)	(1,451.2)

Gross profit	115.9	185.6	358.3	503.3

Administrative expenses	(56.1)	(63.9)	(164.6)	(185.5)
Net other operating (loss) / income	(0.1)	—	—	3.3
Share of results of associates and joint ventures	17.2	12.8	35.5	37.0

Net operating income from continuing operations	76.9	134.5	229.2	358.1

Investment income	1.4	5.0	4.8	13.6
Other gains	25.1	14.4	31.1	9.2
Finance costs	(7.9)	(9.9)	(22.9)	(24.3)

Income before taxes from continuing operations	95.5	144.0	242.2	356.6

Taxation	(30.8)	(42.8)	(62.4)	(116.8)

Income from continuing operations	64.7	101.2	179.8	239.8
Net income / (loss) from discontinued operations	2.0	11.7	4.8	(24.0)

Net income	66.7	112.9	184.6	215.8

Net income / (loss) attributable to:
Equity holders of parent	55.9	112.3	168.7	216.1
Minority interest	10.8	0.6	15.9	(0.3)

Net income	66.7	112.9	184.6	215.8

PER SHARE DATA
Earnings / (loss) per share
Basic
Continuing operations	0.30	0.55	0.90	1.30
Discontinued operations	0.01	0.06	0.02	(0.13)

Net earnings	0.31	0.61	0.92	1.17

Diluted
Continuing operations	0.29	0.52	0.89	1.25
Discontinued operations	0.01	0.06	0.03	(0.11)

Net earnings	0.30	0.58	0.92	1.14

Weighted average number of Common Shares And Common Share equivalents outstanding (m)
Basic	183.0	182.5	182.9	184.6
Diluted	183.9	205.9	183.7	208.6

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	34.1	76.8	136.9	191.9
Depreciation and amortisation	33.1	27.8	95.8	79.8

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at August 31, 2009 Unaudited	As at November 30, 2008(1) Audited	As at August 31, 2008 Unaudited
ASSETS
Non-current assets
Intangible assets	0.7	3.8	3.7
Property, plant and equipment	845.4	907.6	918.2
Interest in associates and joint ventures	175.1	140.2	152.1
Advances and receivables and other non-current assets	38.0	47.9	52.4
Deferred tax assets	40.4	39.8	57.7

Total non-current assets	1,099.6	1,139.3	1,184.1

Current assets
Inventories	22.0	38.5	40.0
Trade and other receivables(2)	304.7	354.5	500.7
Other current assets	25.1	56.8	28.9
Assets held for sale	243.6	75.5	1.1
Other accrued income and prepaid expenses	219.2	233.5	339.7
Cash and cash equivalents(3)	807.0	573.0	438.6

Total current assets	1,621.6	1,331.8	1,349.0

Total assets	2,721.2	2,471.1	2,533.1

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9	389.9
Own shares	(225.0)	(229.4)	(233.5)
Paid in surplus	504.2	498.7	497.0
Equity reserve	110.7	110.7	110.7
Translation reserve	(36.0)	(70.4)	6.5
Other reserves	(50.7)	(70.4)	(20.8)
Retained earnings	283.6	158.6	77.0

Equity attributable to equity holders of the parent	976.7	787.7	826.8
Minority interest	25.9	13.7	9.2

Total equity	1,002.6	801.4	836.0

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	411.2	409.2	404.9
Retirement benefit obligation	24.2	21.2	58.7
Deferred tax liabilities	56.1	56.1	34.6
Other non-current liabilities	21.0	69.0	47.3

Total non-current liabilities	512.5	555.5	545.5

Current liabilities
Trade and other payables	545.6	651.6	650.1
Current tax liabilities	114.2	69.1	111.7
Current portion of borrowings	0.2	10.1	20.3
Liabilities directly associated with assets held for sale	173.4	—	—
Other current liabilities	52.8	77.8	42.2
Deferred revenue	319.9	305.6	327.3

Total current liabilities	1,206.1	1,114.2	1,151.6

Total liabilities	1,718.6	1,669.7	1,697.1

Total equity and liabilities	2,721.2	2,471.1	2,533.1

(1) These figures have been extracted from the Audited Consolidated Financial Statements for 2008.

(2) As at August 31, 2009 a total of $nil of claims not formally agreed with clients has been included in trade and other receivables. This compares to $nil and $11.2 million of claims included in trade and other receivables as at November 30, 2008 and August 31, 2008 respectively.

(3) As at August 31, 2009 cash balances of $807.0 million exclude $68.1 million relating to Sonamet which as at this date is classified as an asset held for sale.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS

FOR NINE MONTHS ENDED AUGUST 31, 2009

(In $ millions)

Balance, November 30, 2008	158.6

Net income for nine months ended August 31, 2009	168.7

Dividend paid	(40.2)

Loss on sale of own shares	(3.5)

Balance, August 31, 2009	283.6

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended		Nine Months Ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Net income attributable to equity holders	55.9	112.3	168.7	216.1
(Income) / loss from discontinued operations	(2.0)	(11.7)	(4.8)	24.0

Net Income from continuing operations	53.9	100.6	163.9	240.1
Interest expense on convertible note	7.5	7.1	22.1	21.2

Adjusted net income from continuing operations including convertible note	61.4	107.7	186.0	261.3

Weighted-average number of common shares:
Basic number of shares	182,995,265	182,523,052	182,901,906	184,565,389

Diluted number of shares	183,895,921	184,680,309	183,685,245	187,322,769
Convertible note dilutive effect	22,016,733	21,258,503	22,016,733	21,258,503

Total diluted number of shares	205,912,654	205,938,812	205,701,978	208,581,272

BASIC
Continuing operations	$0.30	$0.55	$0.90	$1.30
Discontinued operations	$0.01	$0.06	$0.02	$(0.13)

Net Earnings	$0.31	$0.61	$0.92	$1.17

DILUTED excluding convertible note
Continuing operations	$0.29	$0.55	$0.89	$1.28
Discontinued operations	$0.01	$0.06	$0.03	$(0.13)

Net Earnings	$0.30	$0.61	$0.92	$1.15

DILUTED including convertible note
Continuing operations	$0.30	$0.52	$0.91	$1.25
Discontinued operations	$0.01	$0.06	$0.02	$(0.11)

Net Earnings	$0.31	$0.58	$0.93	$1.14

•	For the three months ended August 31 2009 the effect of inclusion of the Convertible note is to increase the diluted EPS from $0.30 to $0.31 (Q3 2008: decrease from $0.61 to $0.58). This is said to be anti-dilutive and is therefore not included in the calculation.
•	For the nine months ended August 31 2009 the effect of inclusion of the Convertible note would be to increase the diluted EPS from $0.92 to $0.93 (Q3 2008: decrease from $1.15 to $1.14). This is said to be anti-dilutive and is therefore not included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean segment (AFMED) covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada segment (NEC) includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan; the Acergy North America and Mexico segment (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America segment (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East segment (AME) includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture. The Acergy Corporate segment (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole Group, including design engineering, finance and legal departments.

Three months ended August 31, 2009 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations

Revenue(1)	216.6	43.2	243.7	13.3	39.3	2.2	558.3
Net operating income/(loss)	34.1	(0.1)	27.2	4.1	6.5	5.1	76.9
Investment income							1.4
Other gains							25.1
Finance costs							(7.9)
Net income before taxation from continuing operations							95.5

Three months ended August 31, 2008 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations

Revenue (1)	278.7	48.5	233.4	1.1	77.3	0.2	639.2
Net operating income/(loss)	88.3	6.8	20.7	0.3	(3.5)	21.9	134.5
Investment income							5.0
Other gains							14.4
Finance costs							(9.9)
Net income before taxation from continuing operations							144.0

Nine months ended August 31, 2009 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations

Revenue(1)	485.3	144.0	679.6	46.8	225.3	5.9	1,586.9
Net operating income	31.1	27.4	105.9	16.8	24.3	23.7	229.2
Investment income							4.8
Other gains							31.1
Finance costs							(22.9)
Net income before taxation from continuing operations							242.2

Nine months ended August 31, 2008 (In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM	Acergy Corporate	Total – Continuing operations

Revenue (1)	617.0	135.8	968.2	2.6	229.2	1.7	1,954.5
Net operating income	126.6	12.3	160.9	6.6	15.2	36.5	358.1
Investment income							13.6
Other gains							9.2
Finance costs							(24.3)
Net income before taxation from continuing operations							356.6

(1)

Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the quarter ended August 31, 2009. The revenue from these clients was $283 million and was attributable to Acergy AFMED and Acergy NEC. Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the nine months ended August 31, 2009. The revenue from these clients was $594 million and was attributable to Acergy AFMED and Acergy NEC. Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the quarter ended August 31, 2008. The revenue from these clients was $258 million and was attributable to Acergy AFMED and Acergy NEC. Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the nine months ended August 31, 2008. The revenue from these clients was $804 million and was attributable to Acergy AFMED and Acergy NEC.

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET OPERATING INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	Aug 31, 2009 Continuing	Aug 31, 2009 Discontinued	Aug 31, 2009 Total Operations	Aug 31, 2008 Continuing	Aug 31, 2008 Discontinued	Aug 31, 2008 Total Operations

Net operating income	76.9	4.5	81.4	134.5	18.2	152.7

Depreciation and amortisation	33.1	—	33.1	27.8	2.0	29.8

Impairments	—	—	—	—	—	—

Adjusted EBITDA	110.0	4.5	114.5	162.3	20.2	182.5

Revenue	558.3	36.3	594.6	639.2	114.1	753.3

Adjusted EBITDA %	19.7%	12.4%	19.3%	25.4%	17.7%	24.2%

	Nine Months Ended			Nine Months Ended
	Aug 31, 2009 Continuing	Aug 31, 2009 Discontinued	Aug 31, 2009 Total Operations	Aug 31, 2008 Continuing	Aug 31, 2008 Discontinued	Aug 31, 2008 Total Operations

Net operating income/(loss)	229.2	10.9	240.1	358.1	(26.0)	332.1

Depreciation and amortisation	95.8	—	95.8	79.8	6.0	85.8

Impairments	—	—	—	—	—	—

Adjusted EBITDA	325.0	10.9	335.9	437.9	(20.0)	417.9

Revenue	1,586.9	85.3	1,672.2	1,954.5	177.1	2,131.6

Adjusted EBITDA %	20.5%	12.8%	20.1%	22.4%	(11.3%)	19.6%

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	Aug 31, 2009 Continuing	Aug 31, 2009 Discontinued	Aug 31, 2009 Total Operations	Aug 31, 2008 Continuing	Aug 31, 2008 Discontinued	Aug 31, 2008 Total Operations

Net income	64.7	2.0	66.7	101.2	11.7	112.9

Depreciation and amortisation	33.1	—	33.1	27.8	2.0	29.8
Impairments	—	—	—	—	—	—
Investment income	(1.4)	—	(1.4)	(5.0)	—	(5.0)
Other gains and losses	(25.1)	(0.2)	(25.3)	(14.4)	0.6	(13.8)
Finance costs	7.9	—	7.9	9.9	—	9.9
Taxation	30.8	2.7	33.5	42.8	5.9	48.7

Adjusted EBITDA	110.0	4.5	114.5	162.3	20.2	182.5

Revenue	558.3	36.3	594.6	639.2	114.1	753.3

Adjusted EBITDA %	19.7%	12.4%	19.3%	25.4%	17.7%	24.2%

	Nine Months Ended			Nine Months Ended
	Aug 31, 2009 Continuing	Aug 31, 2009 Discontinued	Aug 31, 2009 Total Operations	Aug 31, 2008 Continuing	Aug 31, 2008 Discontinued	Aug 31, 2008 Total Operations

Net income / (loss)	179.8	4.8	184.6	239.8	(24.0)	215.8

Depreciation and amortisation	95.8	—	95.8	79.8	6.0	85.8
Impairments	—	—	—	—	—	—
Investment income	(4.8)	—	(4.8)	(13.6)	—	(13.6)
Other gains and losses	(31.1)	2.2	(28.9)	(9.2)	(0.6)	(9.8)
Finance costs	22.9	—	22.9	24.3	—	24.3
Taxation	62.4	3.9	66.3	116.8	(1.4)	115.4

Adjusted EBITDA	325.0	10.9	335.9	437.9	(20.0)	417.9

Revenue	1,586.9	85.3	1,672.2	1,954.5	177.1	2,131.6

Adjusted EBITDA %	20.5%	12.8%	20.1%	22.4%	(11.3%)	19.6%

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